UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                                 FORM 8-A

             FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                  PURSUANT TO SECTION 12(b) OR (g) OF THE
                      SECURITIES EXCHANGE ACT OF 1934



                        Simpson Manufacturing Co., Inc.
             ------------------------------------------------------
             (Exact name of registrant as specified in its charter)


                 Delaware                           94-3196943
     -------------------------------             -------------------
        (State of incorporation                   (I.R.S. Employer
            or organization)                     Identification No.)




              4637 Chabot Drive, Suite 200, Pleasanton, CA 94588
              --------------------------------------------------
              (Address of principal executive offices)(Zip Code)


     Securities to be registered pursuant to Section 12(b) of the Act:

            Title of each class           Name of each exchange on which
            to be so registered           each class is to be registered
     ---------------------------------    -------------------------------

      Series A Particpating Preferred      New York Stock Exchange, Inc.
           Stock Purchase Rights


     If this Form relates to the registration of a class of         [ X ]
securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.


     If this Form relates to the registration of a class of         [   ]
securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.

Securities Act of 1933 registration statement file number to
which this form relates:                                            N/A

Securities to be registered pursuant to Section 12(g) of the Exchange Act:

                                     None
                 --------------------------------------------
                               (Title of class)

ITEM 1.  DESCRIPTION OF SECURITIES TO BE REGISTERED.

     On July 29, 1999, the Board of Directors of Simpson Manufacturing Co., Inc. (the "Company") declared a dividend distribution on each outstanding share of Common Stock of one Right to purchase the Company's Series A Participating Preferred Stock. The dividend will be paid to stockholders of record at the close of business on August 19, 1999. No income was recognized by stockholders for tax purposes on payment of the dividend. The Rights are not now exercisable, and it is not known at this time whether they ever will be exercisable. No action can be taken by holders of Rights at this time. The Rights will expire on the earlier of
(1) July 29, 2009, or (2) redemption or exchange of the Rights as described below.

     In general, until the Rights are exercisable or are redeemed or exchanged or expire unexercised, each Right is associated with and cannot be separated from the underlying share of Common Stock on which the right was declared as a dividend. Accordingly, until the Rights are separate from the Common Stock, (1) each holder of outstanding shares of Common Stock is also the holder of an equal number of Rights, (2) any sale or other transfer of shares of Common Stock by a holder thereof also will cause a transfer of the associated Rights, (3) no income or loss will be recognized with respect to the sale of Rights incident to a sale of Common Stock, and (4) no certificates will be issued to evidence ownership of the Rights, but certificates for shares of Common Stock issued after the Record Date will refer to the associated Rights. Until a Right is exercised, it confers no rights as a stockholder, including, without limitation, the right to vote or to receive dividends.

     The Rights will separate from the Common Stock if there is a "Distribution Date." A Distribution Date would occur upon the earliest to happen of (1) a public announcement that someone has become an "Acquiring Person," meaning that such person (including affiliated or associated persons or entities) has acquired, or obtained the right to acquire, beneficial ownership of 15 percent or more of the outstanding shares of Common Stock, other than as a result of repurchases of stock by the Company, or (2) 10 days (unless such date is extended by the Board of Directors) having elapsed following the commencement of (or a public announcement of an intention to make) a tender offer or exchange offer that would result in someone becoming an Acquiring Person. Any person who is beneficial owner of 25 percent or more of the outstanding shares of Common Stock on the date the Rights are distributed will not be deemed to be an Acquiring Person, provided that if any such person subsequently becomes the beneficial owner of 40 percent or more of the outstanding shares of Common Stock, such person will be deemed to be an Acquiring Person. If a Distribution Date occurs, the Rights will become exercisable and separately tradable, and the Company will issue certificates for the Rights as soon as possible.

     The Preferred Stock purchasable upon exercise of the Rights will be nonredeemable and junior to any other series of preferred stock the Company may issue (unless otherwise provided in the terms of such stock). Each share of Preferred Stock will have a preferential quarterly dividend in an amount equal to 1,000 times the dividend declared on each share of Common Stock, but in no event less than $25. In the event of liquidation, the holders of shares of Preferred Stock will receive a preferred liquidation payment equal to the greater of $1,000 or 1,000 times the payment made per each share of Common Stock.

     Each share of Preferred Stock will have 1,000 votes, voting together with the shares of Common Stock. In the event of any merger, consolidation or other transaction in which shares of Common Stock are exchanged, each share of Preferred Stock will be entitled to receive 1,000 times the amount and type of consideration received per share of Common Stock. The rights of the Preferred Stock as to dividends, liquidation and voting, and in the event of mergers and consolidations, are protected by customary anti-dilution provisions.

     The amount of Preferred Stock that the holder of a Right is entitled to receive upon exercise of a Right and the Purchase Price payable upon exercise of a Right are both subject to adjustment. Initially, the Purchase Price is $200 per Right. If no one has yet become an Acquiring Person, payment of the Purchase Price entitles the holder of a Right to receive only one one-thousandth of a share of Preferred Stock. If someone has become an Acquiring Person, however, payment of the Purchase Price entitles the holder to receive a number of one one-thousandth shares having a value, based on the then current market value of the Common Stock, equal to two times the Purchase Price. In addition, if someone has become an Acquiring Person, and thereafter the Company is involved in a merger or other business combination transaction, a holder of a Right also will be able to acquire, upon payment of the Purchase Price, Common Stock of the Company or its successor having a value, based on the market value of the Company or its successor at the time of the transaction, equal to twice the value of the Purchase Price. Some limitations apply to the timing of exercise of the Rights, and any Rights belonging to an Acquiring Person are null and void.

     The Board of Directors may redeem the Rights in whole, but not in part, at the Redemption Price of $0.01 per Right, at any time before there is an Acquiring Person. After there is an Acquiring Person, the Rights may be redeemed only in very limited circumstances. However, the Board of Directors may in some cases also exchange all or part of the then outstanding and exercisable Rights (except for Rights that have become void) for shares of Common Stock at a rate of one share of Common Stock (or substitute consideration) per Right. Upon redemption or exchange, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price or the exchange consideration, as applicable.

     A full description of the Rights is set forth in the Rights Agreement between the Company and the Rights Agent, BankBoston, N.A. A copy of the Rights Agreement is filed as an exhibit to this Registration Statement on Form 8-A. THIS SUMMARY DESCRIPTION OF THE RIGHTS DOES NOT PURPORT TO BE COMPLETE AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE RIGHTS AGREEMENT, WHICH IS INCORPORATED HEREIN BY REFERENCE.

ITEM 2.  EXHIBITS.

3.1 Certificate of Incorporation of Simpson Manufacturing Co., Inc., dated February 23, 1999.

3.2  Bylaws of Simpson Manufacturing Co., Inc.

4.1 Rights Agreement dated as of July 30, 1999 between Simpson Manufacturing Co., Inc. and BankBoston, N.A., which includes as Exhibit B the form of Rights Certificate. Pursuant to the Rights Agreement, Rights Certificates will not be mailed until the earlier of (i) a public announcement that a person or a group of affiliated or associated persons has acquired beneficial ownership of securities representing 15% or more of the outstanding common stock or (ii) ten days after a person or a group of affiliated or associated persons has commenced or announced an intent to commence a tender offer or exchange offer which, upon consummation thereof, would cause such person or group to own beneficially securities representing 15% or more of the outstanding common stock.

4.2 Certificate of Designation, Preferences and Rights of Series A Participating Preferred Stock of Simpson Manufacturing Co., Inc., dated July 30, 1999.

                                 SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Dated:  August 3, 1999                   SIMPSON MANUFACTURING CO., INC.


                                         By: /s/Stephen B. Lamson
                                             -----------------------------
                                                   Stephen B. Lamson
                                                Chief Financial Officer,
                                                Secretary and Treasurer

                               EXHIBIT INDEX

EXHIBIT

3.1 Certificate of Incorporation of Simpson Manufacturing Co., Inc., dated February 23, 1999.
3.2     Bylaws of Simpson Manufacturing Co., Inc.

4.1 Rights Agreement dated as of July 30, 1999 between Simpson Manufacturing Co., Inc. and BankBoston, N.A., which includes as Exhibit B the form of Rights Certificate. Pursuant to the Rights Agreement, Rights Certificates will not be mailed until the earlier of (i) a public announcement that a person or a group of affiliated or associated persons has acquired beneficial ownership of securities representing 15% or more of the outstanding common stock or (ii) ten days after a person or a group of affiliated or associated persons has commenced or announced an intent to commence a tender offer or exchange offer which, upon consummation thereof, would cause such person or group to own beneficially securities representing 15% or more of the outstanding common stock.
4.2 Certificate of Designation, Preferences and Rights of Series A Participating Preferred Stock of Simpson Manufacturing Co., Inc., dated July 30, 1999.